September 17, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation
Form 10-K for the Fiscal Year Ended July 31, 2009
Form 10-Q/A for the quarterly period ended January 31, 2010
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to certain of the comments of the Commission Staff as set forth in your letter, dated August 10, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2010 (the “10-Q/A”).  As noted in our responses below, to the extent that revisions to the Company’s disclosure in response to the Staff’s comments are required, the Company proposes to make such revisions in the Company’s next annual report on Form 10-K for the fiscal year ended July 31, 2010, and subsequent filings as appropriate given the facts and circumstances.

For ease of reference, we have set forth below each of the Staff's comments followed by the Company's response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 10-K and the 10-Q/A.

Securities and Exchange Commission
September 17, 2010

Form 10-Q/A for the quarterly period ended January 31, 2010 filed June 11, 2010

Note 11:  Derivative Warrant Liability, page 12

1.
We acknowledge your response to the second bullet of our previous comment one.  It is unclear why you believe the Black-Scholes option pricing model is the most appropriate model to measure the fair value of your warrants given the existence of the price protection provision.  In this regard, it appears that your assignment of zero value to the probability that the down-round protection will be triggered is unreasonable because:

•	It appears likely that you will need to raise additional capital to continue to develop and commercialize your product candidates;
•	You have historically financed your operations through regular debt (with equity-linked instruments) and equity issuances; and
•
The warrants at issue were originally exercisable at $1.21 per share and are currently exercisable at $0.33 per share, apparently a direct result of the price protection provision being triggered at least once.

Please revise your accounting and disclosure in each of your fiscal 2010 Forms 10-Q to fair value these warrants using a binomial, lattice or other model that appropriately considers the probability of the price protection provision being triggered and explain to us how the model used considers this provision.  Otherwise, please demonstrate to us how the incremental value for the price protection provision is immaterial.

Response:

Upon receipt of the above comment, the Company engaged Marshall & Stevens, a valuation firm with over 75 years of experience that has been used by a large number of Fortune 100 and 500 companies, as well as many of the top legal and accounting firms.  The Company requested that Marshall & Stevens perform a valuation of the warrants which are subject to the price protection provision using a valuation model other than the Black-Scholes model.  The Company specified that the alternative valuation model should take into account the existence of the price protection feature.  Marshall & Stevens selected the binomial lattice model to perform the alternative valuation.

The binomial lattice model requires six basic data inputs: the exercise or strike price, time to expiration, the risk free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate.  Because the warrants contain the price protection feature, the probability that the exercise price of the warrants would decrease as the stock price decreased was incorporated into the valuation calculations of the option (warrant) valuation lattice.

The Company requested that Marshall & Stevens perform valuations using the binomial lattice model as of the date of adoption (August 1, 2009) and at each interim quarter during the Company’s fiscal year ended July 31, 2010.  The valuations using the binomial lattice model at these dates or for these periods did not differ significantly from the valuations calculated using the Black-Scholes model.  The differences in the valuations are shown in the table below.  As demonstrated in the table below, the differences between the two methods of determining these accounting estimates ranged from 2% to 5% for the periods reported.  We respectfully submit that these differences are within a reasonable and non-material range for accounting estimates generated with two different valuation methodologies.  In addition, the calculation of the cumulative year-to-date gain for fiscal 2010 which would be realized due to the periodic revaluation of the warrants was $4.55 million under the Black-Scholes model versus $4.66 million under the binomial lattice method.  This is a difference of only $107,000 approximately, or 2% of the calculated gain.  As a percent of the almost $25 million loss we expect to report in the Company’s Form 10-K for the fiscal year ended July 31, 2010, this amounts to less than half of one percent.  As a result of the immaterial differences in these two different accounting estimates derived from the application of the different valuation methods, we continue to believe the Black-Scholes model to be an appropriate valuation method as of the date of adoption, as well as for the previously reported interim periods in fiscal 2010.

Securities and Exchange Commission
September 17, 2010

The table below quantifies the differences in valuation of the warrants resulting from the two valuation methods.

Summary of Difference between Black-Scholes & Binomial Lattice Valuation Methods

	Date of Adoption (Aug/09)	Q1/10 (10/31/2009)	Q2/10 1/31/2010	Q3/10 4/30/2010

Stock price at valuation date	$0.650	$0.525	$0.630	$0.450
Black-Scholes per warrant valuation	0.553	0.435	0.533	0.364
Binomial Lattice per warrant valuation	0.577	0.446	0.550	0.384
Per warrant difference in valuation methods	$0.025	$0.011	$0.016	$0.020

Balance Sheet amounts
Warrant liability valuation - Black-Scholes	$19,825,865	$10,131,138	$11,747,446	$6,011,518
Warrant liability valuation - Binomial Lattice	20,755,853	10,363,539	12,106,239	6,342,427
Black-Scholes vs. Binomial Lattice	$929,988	$232,401	$358,793	$330,909

% difference in warrant valuation methods	4%	2%	3%	5%

Difference as a % of Total Assets	4%	1%	1%	1%
Difference as a % of Total Liabilities	3%	1%	1%	2%

Number of warrants outstanding	35,966,118	23,789,736	22,021,505	16,503,340

Profit & Loss Statement amounts	Q1/10	Q2/10	Q3/10	Q4/10 *
Quarter gain/(loss) - Black-Scholes	$2,996,271	$(1,978,756)	$2,776,277	$761,029
Quarter gain/(loss) – Binomial Lattice	3,372,719	(2,087,506)	2,714,265	662,706
Per quarter difference in gain/(loss)	$376,448	$(108,750)	$(62,013)	$(98,323)

Year to date gain/(loss) - Black-Scholes	$2,996,271	$1,017,515	$3,793,793	$4,554,822
Year to date gain/(loss) - Binomial Lattice	3,372,719	1,285,214	3,999,478	4,662,184
Year to date difference in gain/(loss)	$376,448	$267,698	$205,685	$107,362

* Note: Results for Q4/10 have not yet been reported and will be reported in the annual Form 10-K to be filed on or before October 14, 2010.

Securities and Exchange Commission
September 17, 2010

Based on our review of the valuations and discussions with Marshall & Stevens, we believe that the different valuation methodologies did not yield significant differences, due in large part to the fact that the volatility factors used were high (in most periods over 100%).  Under the Black-Scholes model, the high volatility factors yielded valuations which averaged 83% of the market prices of the stock on the date of the valuation.  The results from an alternative valuation method could not be significantly higher than the results yielded by the Black-Scholes model because the value of an option or warrant can never be higher than the market value of the underlying stock.  For this reason, the binomial lattice valuation which included the round down protection was only marginally higher than the Black-Scholes valuation.

Notwithstanding our belief that the Black-Scholes model is an appropriate valuation methodology for the warrants, based on the recurring comments from the Commission Staff and several industry publications and other guidance that we have reviewed (including the December 2009 presentation by the Commission Staff at the Forums on Auditing in the Small Business Environment entitled, SEC Staff Review of Common Financial Reporting Issues Facing Smaller Issuers), we acknowledge that on a going-forward basis, the binomial lattice model may result in a better estimate of fair value of the warrants containing the price protection feature.  Accordingly, with respect to the Company’s financial statements for the fiscal year ended July 31, 2010 to be included in the Form 10-K, we intend to adopt the binomial lattice valuation model for the purposes of valuing the warrants which contain the price protection feature.

We believe that this change is supported by ASC 718-10-55-20, which states, in relevant part, “[a]n entity should change the valuation technique it uses to estimate fair value if it concludes that a different technique is likely to result in a better estimate of fair value.”  Further support for this approach is set forth in ASC 718-10-55-27, which states in relevant part:

Securities and Exchange Commission
September 17, 2010

The valuation technique an entity selects to estimate fair value for a particular type of instrument also should be used consistently and should not be changed unless a different valuation technique is expected to produce a better estimate of fair value.  A change in either the valuation technique or the method of determining appropriate assumptions used in a valuation technique is a change in accounting estimate for purposes of applying Topic 250, and should be applied prospectively.…

Therefore, we will apply the guidance found in ASC 250 (Accounting Changes and Error Corrections) paragraphs-50-4 and 50-5 for purposes of disclosing the change in accounting estimate due to a change in valuation technique on a prospective basis and will report the change in the current period (the fourth quarter of fiscal 2010) in the Company’s Form 10-K report for the fiscal year ended July 31, 2010.

In light of the immaterial differences resulting from the valuation of the warrants under the two different valuation methodologies as set forth in the table above and the Company’s adherence to the guidance of ASC 250 (Accounting Changes and Error Corrections) paragraphs-50-4 and 50-5, we respectfully submit that the Company should not be required to restate its fiscal 2010 Forms 10-Q.  Based on the anecdotal evidence that the Company did not receive a single shareholder or investor inquiry or communication relating to the Company’s prior restatement of the financial statements for the interim periods ended October 31, 2009 and January 31, 2010 in which the Company reclassified the warrants from equity to liability, the Company believes that the change in the fair value of the warrants resulting from a change in valuation methodologies is not material to the decisions of investors.

2.
Please revise your disclosure in each of your fiscal 2010 Forms 10-Q to clarify that the price protection provisions of the warrants also apply to the subsequent issuance of equity-linked instruments, for example options and convertible securities, with exercise or conversion prices below the current exercise price of the warrants as indicated in Section 2(b) of your warrant agreements.  Clarify that the exercise price of the warrants under the price protection provisions adjusts to the lower future issuance price or exercise/conversion price of stock or equity-linked instruments issued, respectively.  In addition, please disclose as indicated in Section 2(c) of your warrant agreements that the number of shares issuable under the warrants changes proportionally so that the aggregate exercise price from the warrants remains the same.

Response:

The Company previously submitted its response to this comment 2 in the Company’s letter to the Staff dated September 7, 2010.

Securities and Exchange Commission
September 17, 2010

Note 12:  Restatement of Previously Reported Interim Periods, page 13

3.
Please revise the accounting and disclosure in each of your fiscal 2010 Forms 10-Q to reflect upon adoption of the changed guidance the cumulative-effect adjustment based on the amounts that would have been recognized if that guidance had been applied from the issuance date of the warrants.  Please see ASC 815-10-65-3d through 65-3f.

Response:

While the Company acknowledges that its disclosure in its fiscal 2010 Forms 10-Q relating to the transitional accounting guidance found in ASC 815-10-65-3d through 65-3f was applied incorrectly, we respectfully submit that this error does not constitute a material omission which requires restatement, and we believe that this error can be effectively addressed in the Company’s Form 10-K, which is due to be filed on or before October 14, 2010.  When the Company adopted this accounting guidance, the Company recorded an entry to reclassify the current value of the warrants at the date of adoption to “Derivative Warrant Liability”, with the offsetting amount being charged to “Additional paid-in capital”.  Based on the Commission Staff’s comment and our further review and analysis of the transitional accounting guidance as referenced above, as well as an analysis of our warrant valuations and accounting, we have determined that we should not have charged the entire amount to “Additional paid-in capital” and, instead, should have recorded a portion of the amount to the opening balance of retained earnings (deficit), as if the accounting guidance had been in effect from the issuance date of the instruments.

A summary of the entry “as recorded” and the corrected accounting treatment is included below:

Estimated fair value of warrants at date of adoption (August 1, 2009) = $19,825,565

“As recorded” entry (as previously reported in amended FY10 interim periods)
Dr – Additional paid in capital                                                                $19,825,565
Cr – Derivative warrant liability                                                              $19,825,565

Correct entry per ASC 815-10-65-3d through 65-3f
Dr – Additional paid in capital                                                                $13,844,822
Dr – Opening retained deficit                                                                  $  5,981,043
Cr – Derivative warrant liability                                                              $19,825,565

SAB 99 states that both quantitative and qualitative factors should be considered when assessing materiality.  SAB 99 states, in relevant part, “quantifying...the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Materiality concerns the significance of an item to users of a registrant's financial statements.  A matter is 'material' if there is substantial likelihood that a reasonable person would consider it important.”

Securities and Exchange Commission
September 17, 2010

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2 which states, in relevant part, that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

In addition, SAB 99 emphasizes that the analysis of materiality goes beyond the size of the misstatement and specifically includes the factual context in which the investor views a misstatement or omission:

In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item's materiality.

In reaching its conclusion as to the materiality of the reclassification, the Company considered the following factors:

Quantitative Analysis

The analysis below shows the financial impact on the Company’s balance sheet and income statement as a percentage of (i) the previously reported additional paid in capital and (ii) the cumulative deficit since the Company’s inception of over $300 million.  The Company reports as a development stage company.

	Date of Adoption (Aug/09)	10/31/2009	1/31/2010	4/30/2010
Reclass APIC to opening Cumulative Deficit	5,981,043	5,981,043	5,981,043	5,981,043

Additional paid-in capital	307,401,016	314,765,024	316,812,595	324,372,759
Deficit accumulated during the development stage	(294,041,489)	(299,183,874)	(308,478,092)	(313,045,642)

Reclass as a percent of APIC	1.9%	1.9%	1.9%	1.8%
Reclass as a percent of cumulative deficit	-2.0%	-2.0%	-1.9%	-1.9%

Securities and Exchange Commission
September 17, 2010

There was no impact on the income statement from this adjustment for any of the periods presented.

Qualitative Assessment

The Company is a development stage company with reported revenues of only $4.5 million since inception and cumulative reported losses of over $324 million to date.  The Company is predominantly reliant on financing to support its ongoing operational and development activities.  Management believes that reasonable investors primarily invest in the Company’s stock based on the potential for the Company’s developmental activities to lead to regulatory approval of its pharmaceutical drug candidates and the Company’s current capital structure.  Regulatory approval of the Company’s pharmaceutical drug candidates could result in a future stream of revenue from licensing or pharmaceutical sales or, alternatively, could attract interest in the acquisition of the Company by large established pharmaceutical companies.

The corrected application of FASB transitional guidance found in ASC 815-10-65-3d through 65-3f, which became effective as of the beginning of the Company’s current fiscal year on August 1, 2009, only impacts Company’s balance sheet within the Stockholders’ Equity category in the form of the above mentioned reclassification.  The reclassification of the warrants from equity to liabilities has been previously disclosed in the Company’s quarterly reports for the current fiscal year.  The reclassification has no impact on the Company’s NASDAQ listing requirements.

Listed below are certain other qualitative considerations identified in SAB 99 that may be taken into account in assessing the materiality of a misstatement:

(i)
Is the misstatement subject to precise measurement? The fair value of the warrant derivatives is an accounting estimate based on the Black-Scholes valuation.  There are other accepted valuation models which, if used, may result in different estimates of value. (As noted in the response to comment 1 above, the binomial lattice model resulted in a roughly similar estimated fair value as of August 1, 2009 of $20,755,853, which valuation is not significantly higher than the estimate generated by the Black-Scholes model.)

(ii)	Does the misstatement mask a change in earnings or other trends? The reclassification has de minimus impact on earnings, as it is a reclassification within Stockholders’ Equity.

(iii)	Does the misstatement hide a failure to meet analysts’ expectations? The reclassification has no impact on earnings or analysts’ expectations, as it is a reclassification within Stockholders’ Equity.

Securities and Exchange Commission
September 17, 2010

(iv)	Does the misstatement change a loss into income or vice versa? The reclassification has no impact on earnings, as it is a reclassification within Stockholders’ Equity.

(v)	Does the misstatement concern a segment or portion of the business playing a significant role in operations? The Company reports as a single segment. The reclassification has no impact on earnings.

(vi)
Does the misstatement affect compliance with regulatory requirements? The reclassification does not in any way affect compliance with regulatory requirements and does not affect any of our NASDAQ listing requirements.

(vii)
Does the misstatement affect compliance with loan covenants or contractual requirements? The Company does not have any loan covenants or contractual requirements that are impacted by the reclassification.

(viii)	Did the misstatement have the effect of increasing management compensation? The Company’s management does not have any compensation structure or bonus plans that are affected by this reclassification.

(ix)
Did the misstatement involve concealment of an unlawful transaction?  The reclassification does not involve “concealment of an unlawful transaction,” but rather is limited entirely to matters of reclassification and transitional reporting with respect to existing warrant instruments as a result of newly issued accounting guidance.

(x)
Was the misstatement intentional? The reclassification was not ‘intentional’ and arose in connection with the reassessment of outstanding warrants containing a price adjustment feature as required under newly issued accounting guidance.

Conclusion

The Company is a development stage company and relies predominantly on financing to support its ongoing operational and development activities.  In management’s opinion, reasonable investors invest in the Company’s stock based on (i) the Company’s prospects for obtaining regulatory approval for its pharmaceutical drug candidates through its developmental activities and (ii) its current capital structure.  The reclassification entry related to the opening cumulative deficit within Stockholders’ Equity had no impact on either of these items.  Therefore, we respectfully submit that the reclassification entry would not have had any bearing on the investment decision of an investor investing in the Company's securities.

In support of this conclusion, we respectfully point out that following the adoption of the new guidance in the Company’s previously restated interim financial statements for the fiscal quarters ended October 31, 2009 and January 31, 2010, which reports disclosed the corresponding reclassification of the warrants from equity to liabilities and the cumulative gain on revaluation of the warrants, the Company did not receive a single stockholder or investor telephone call, email or other communication relating to the restated financial statements.

Securities and Exchange Commission
September 17, 2010

Furthermore, given the reclassification entry has no impact on the Company’s earnings and is a reclassification within Stockholders’ Equity, we do not believe a reasonable investor who read our previously issued interim financial statements, as amended, would have viewed our cumulative deficit and additional paid in capital balances any differently than if the amount had originally been correctly recorded.

After consideration of the foregoing, the Company believes that the reclassification would not significantly alter the total mix of information available to investors and that it is not probable that the judgment of a reasonable person relying upon the Company’s reports would have been changed or influenced by the reclassification.  Therefore, the Company respectfully requests that it be permitted to revise its disclosure concerning the reclassification entry in its annual report on Form 10-K for the fiscal year ended July 31, 2010 which the Company is currently compiling and plans to file on or before the reporting deadline on October 14, 2010.  We will include an additional note in our financial statements detailing the nature of the reclassification and the impact to Stockholders’ Equity for each of the previously reported interim periods.

Item 4, Controls and procedures
Evaluation of Disclosure Controls and Procedures, page 29

4.
We acknowledge your disclosure and response addressing the third bullet of our previous comment one.  We think you should re-evaluate whether your disclosure controls and procedures are effective and, if necessary revise your disclosure in each of your fiscal 2010 Forms 10-Q, in light of the following:

•
It is unclear why your restatement of financial statements for the misapplication of GAAP “did not constitute a failure in [your] disclosure controls and procedures” and why your reassessment that disclosure controls and procedures were effective is reasonable.

•
It is also unclear why you believe you found no material weakness in your disclosure controls and procedures when paragraph 69 of PCAOB Standard No. 5 states that a restatement of previously issued financial statements is an indicator of a material weakness in internal controls over financial reporting.

•
The fact that the error was unintentional, did not impact cash, had no effect on operating income or cash flows and did not result in the restatement of any completed fiscal year does not appear relevant to whether GAAP compliant information required to be disclosed was properly disclosed.

•
The fact that the error involved the interpretation of new accounting guidance does not appear to be relevant given that you are required to assess the applicability of new guidance and, in this instance, Example 9 at ASC 815-40-55-33 and 55-34 appears to be directly on point.

Securities and Exchange Commission
September 17, 2010

Response:

The Company previously submitted its response to this comment 4 in the Company’s letter to the Staff dated September 7, 2010

* * *

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel

cc:	Rose C. Perri, Chief Financial Officer
Gary Miller, Esq.